Alan M. Gilbert Direct Dial: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com

November 12, 2021

SUBMITTED VIA EDGAR

U. S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Bradley Ecker
Mr. Jay Ingram

Re:	Fresh Grapes, LLC (to be converted to Fresh Vine Wine, Inc.) (the “Company”)

Draft Registration Statement on Form S-1

Submitted September 27, 2021

File No. 377-05537

Ladies and Gentlemen:

This letter will respond on behalf of Fresh Grapes, LLC (the “Company”) to the comment letter dated October 20, 2021 (the “Comment Letter”) with respect to the above referenced Draft Registration Statement on Form S-1 confidentially submitted by the Company on September 27, 2021 (the “Draft Registration Statement”) to the Securities and Exchange Commission (the “Commission”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.

In conjunction with this response letter, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, concurrently herewith the Company is publicly filing with the Commission, via EDGAR, a Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects revisions to the Draft Registration Statement in response to the Comment Letter, as well as certain other updated information. All references to page numbers in the Company’s responses are to the page numbers in the Registration Statement.

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Draft Registration Statement on Form S-1, filed September 27, 2021

General

1.	Please include a discussion on the principal sources and locations of your grape suppliers, the names of your grape suppliers, and what impact the locations of your sources of grapes may have on the ability of the company to market its wines as Napa wines and the ability to use specified appellations on the company’s wines. Please refer to Item 101(h) of Regulation S-K.

The Registration Statement includes revisions, on pages 2-3, 49 and 51, that include a description of the principal sources of its bulk juice, the locations of the grapes used in such bulk juice supplies, and the name of its current supplier. In addition, on pages 2 and 50, the Registration Statement addresses the distinction between its ability to market wines as being produced and bottled in Napa Valley and its ability to use specified appellations on the Company’s wines. Specifically, the Company uses a third-party supplier to source bulk juice made from grapes primarily grown in Northern California. Because the Company crafts and bottles its wines in Napa Valley, California, it is able to market its wines as being produced and bottled there. However, wine produced by the Company will only be labeled with a Napa Valley appellation of origin if it is produced from grapes grown in the Napa Valley American Viticultural Area (AVA). The labels for the Company’s existing wines identify California as the appellation of origin.

Prospectus Summary, page 1

2.	Please revise to ensure that the information you provide in your summary is balanced. For example, we note your disclosure elsewhere of Fresh Grapes’ related party payables, limited operating history, and history of net losses. To the extent that you cite strengths in your summary, please review each one and revise as necessary to provide balanced information, rather than merely listing generalized risk factors at the end of this section.

The Prospectus Summary section of the Registration Statement includes revisions attempting to ensure that the information provided in such section is balanced. Specifically, the revised disclosure refers to the Company’s limited operating history and history of net losses, risks associated with the Company’s reliance on third party suppliers and services providers and its need to identify, attract, hire, train, retain and motivate skilled executive and technical personnel to supplement and support the Company’s existing executive team. These are in addition to the listing generalized risk factors at the end of the Prospectus Summary section, which are included in accordance with the requirements of Item 105(b) of Regulation S-K (which applies if the discussion provided under the caption “Risk Factors” in the prospectus is longer than 15 pages).

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Implications of Being an Emerging Growth Company, page 6

3.	We note your disclosure on page seven which indicates you have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. We note elsewhere in Note 1 of your financial statements under, "Application of New or Revised Accounting Standards", that you have irrevocably elected not to take advantage of the extended transition period afforded under the JOBS Act for the implementation of new or revised accounting standards. Please clarify and consistently disclose the position you are taking on the extended transition period afforded under the JOBS Act.

The Company is electing to use the extended transition period for complying with new or revised accounting standards afforded by the JOBS Act. Prior references in the Draft Registration Statement referring to an election by the Company not to take advantage of the extended transition have been removed from the Registration Statement.

Summary of Historical Financial Data, page 10

4.	We note in the presentation of your Summary Historical Financial Data that you present your 2020 and most recent interim period data in the columns on the right and prior periods in the column on the left. We note elsewhere in your financial statements that the presentation is reversed. Please modify your presentation of period data to consistently present information in the same left-to-right chronological order to avoid investor confusion. You may refer to SAB Topic 11:E for guidance.

The Summary Historical Financial Data and the financial data presented in “Management’s Discussion and Analysis of Financial Condition And Results Of Operations” of the Amended Draft Registration Statement have been revised in the Registration Statement to present the Company’s 2020 and most recent interim period data in the columns on the left and prior periods in the column on the right. This is consistent with the presentation in the financial statements of the Company includes in the prospectus.

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Use of Proceeds, page 34

5.	Please file as an exhibit to this registration statement any agreements with Damian Novak that include the advanced funds discussed in this section and the subsequent reimbursement to be paid by the proceeds of this offering. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

As described in the Registration Statement, Mr. Novak and his affiliates have advanced funds to the Company from time to time as needed to satisfy the Company’s working capital requirements and expenses. The advances are merely reflected as account entries in the Company’s financial records and are not evidenced by promissory notes or other written documentation.

Revenue Channels, page 43

6.	We note your disclosure that direct to consumer sales channels offer "significantly" higher margins than other sales channels. Please provide such additional disclosure necessary to support this conclusion.

The Company’s direct to consumer (DTC) channel enables it to sell wine directly to the consumer at full retail prices, currently ranging from approximately $15-$22 per bottle. Although these prices are consistent with our suggested retail prices (SRPs), the Company incurs two markups of approximately 30% each for its distribution and retail partners when selling wine through its wholesale distribution channel, therefore directly reducing the Company’s revenue and margins. Reference to “significantly” higher margins is set forth on pages 49-50 of the Registration Statement, and the related disclosure has been revised to provide the above context to the comparative margins among distribution channels.

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Production and Bottling on an Alternating Proprietorship Basis , page 50

7.	Please revise to include all material terms of the agreements in place with the host winery. Please also file these agreements as exhibits to this registration statement. Please refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

The Registration Statement has been revised to include a description of the material terms of the agreements in place with the host winery. See page 51 of the Registration Statement.

The Company has two agreements with its current host winery. The first agreement is an Alternating Proprietorship Agreement, under which the Company may occupy a portion of the host winery’s production and warehouse facility and utilize its production equipment on an alternating proprietorship basis. The second is a Custom Winemaking and Bottling Agreement pursuant to which the host winery provides the Company with bulk wine and blends, finishes, bottles, stops, labels and packages the Company’s wine. Both agreements have been added to the exhibit index and will be filed as exhibits to the Registration Statement.

Certain Relationships and Related Party Transactions, page 65

8.	It is not clear whether the agreement with Nechio & Novak is the same agreement that you have with Rabbit Hole Equity. There appear to be some discrepancies and/or ambiguity throughout the prospectus relating to terms of the agreement(s), such as: (i) which entity, Nechio & Novak MGT or Rabbit Hole Equity, is party to the agreement involving the "4% of revenue" fee and (ii) whether the "4% of revenue" fee arrangement terminates upon completion of this offering or is subject to the ten-year initial term. Refer to the disclosure on page 65 and Notes 8 and 10 to the financial statements. Please advise.

The disclosure under the caption “Certain Relationships and Related Party Transactions - Management Services Agreement with Nechio & Novak MGT, LLC,” located on page 65 of the Registration Statement, has been revised to clarify that although Damian Novak is a principal of Nechio & Novak MGT, LLC and Rabbit Hole Equity, L.L.C., the two companies are separate entities and the services provided by Nechio & Novak MGT, LLC under the Management Services Agreement are separate from the Company’s arrangement with Rabbit Hole Equity, LLC. The disclosure further clarifies that the Management Services Agreement, including any obligation to pay monthly management fees to Nechio & Novak MGT, LLC, will be terminated upon completion of this offering.

Consulting Agreement with Tribe of Five, LLC, page 68

9.	Please discuss the material terms of the consulting agreement with Tribe of Five, LLC and file the agreement as an exhibit to the registration statement. Please refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

As described under the caption “Certain Relationships and Related Party Transactions - Management Contractor Agreement with Tribe of Five, LLC,” located on page 68 of the Registration Statement, the Company entered into a Contractor Agreement with Tribe of Five, LLC relating to Tribe of Five assisting the Company in securing arrangements with Nina Dobrev and Julianne Hough to serve as celebrity ambassadors. The Company has expanded the description of the Contractor Agreement in the Registration Statement to reference customary securities law-related representations provided to the Company by Tribe of Five. The Contractor Agreement has been added to the exhibit index and will be filed as an exhibit to the Registration Statement.

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Financial Statements

Note 7. Supplier Concentration, page F-12

10.	We note your disclosure which states the Company purchases finished goods through blanket sales orders and that your inventory balance appears to only contain finished goods inventories and related deposits. We note elsewhere in your business section that you characterize your company as a "producer" and that you "craft and bottle" your wines. Please explain to us your obligations associated with grape and juice inventories as well as unfinished wines that appear to be produced on your behalf. It is unclear whether or not the company is obligated to procure raw materials; whether it has obligations associated with unfinished product and whether the company is obligated to purchase all finished products, regardless of quality or yield. To the extent you do not have inventory risk and obligations associated with wine production, it is unclear why you are characterizing your company as a "producer." It is further unclear why wines you say are produced under contractual arrangements under your direction and on your behalf, also require you to pay a 50% deposit for the finished goods. Please more clearly disclosure the nature and obligations associated with your contractual arrangements and why you believe you are a wine producer.

As described in the Registration Statement, the Company employs an “asset light” business model that utilizes vendors to perform various functions, including the procurement of raw inputs and the physical blending, bottling, labeling and packaging of its wine. The Company views this model as a competitive advantage because it eliminates the Company’s obligations to directly procure and maintain unfinished goods. Notwithstanding this business model, the Company is a producer of wine because it maintains control over the inputs, processes and intellectual property utilized in the creation of its wines. The Company’s vendor relationship is governed by a Custom Winemaking and Bottling Agreement that requires the Company to remit 50% of the vendor fees at the time it submits a sales order, on an “order by order” basis. The payment advance is used by the Company’s vendor to reserve or procure materials on the Company’s behalf with additional vendors for bottles, boxes, corks, labels, juice, and other inputs. Pursuant to a consulting agreement, the Company works with a winemaker, Jamey Whetstone, to “craft” the Company’s wines and oversee their production at the winery. In that capacity, Mr. Whetstone directly approves all components and aspects of the production process on the Company’s behalf. The balance of the vendor fees (the remaining 50%) is due following the Company’s quality review and acceptance of the finished product. The related disclosure in the Registration Statement, located on page 51, has been expanded to better describe the Custom Winemaking and Bottling Agreement and the production process.

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We trust that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please contact me at (612) 672-8381 or alan.gilbert@maslon.com, or William Mower at (612) 672-8358 or bill.mower@maslon.com.

Sincerely,

/s/ Alan Gilbert
Alan M. Gilbert

cc:	Damian Novak (Fresh Grapes, LLC)
Timothy Michaels (Fresh Grapes, LLC)
Elliot Savoie (Fresh Grapes, LLC)
Ryan C. Brauer (Fredrikson & Byron, P.A.)